EXHIBIT 99.1

NEWS RELEASE

INTERCEPT ENERGY SERVICES INC.
APPOINTMENTS NEW CHIEF FINANCIAL OFFICER

June 18, 2014 - VANCOUVER, BRITISH COLUMBIA--- INTERCEPT ENERGY SERVICES INC. ("Intercept" or the "Company") - TSX Venture: IES  -OTC:BB – IESCF has appointed Mr. Swapan Kakumanu as its new Chief Financial Officer (“CFO”). Mr. Swapan Kakumanu will be replacing Mr. Marvin Jones, who was appointed interim CFO on June 9, 2014, after the resignation of Mr. William (Bill) Taylor Cromb. (see press release of June 10, 2014).

Mr. Swapan Kakumanu has over 15 years of senior finance and operations experience. He has served at senior executive management levels both in public and private companies including senior roles as President, Chief Executive Officer, Chief Financial Officer, Company Secretary as well as serving on the Board.  Swapan has extensive experience in public company reporting, investor relations, ERP implementations, mergers and acquisitions, internal controls and general overall financial and operational management. He is a professional accountant and holds CPA.CGA, ACA (Chartered Accountant, India) and ACMA (Certified Management Accountant, India) designations.

Randy Hayward, President, welcomes the new CFO saying that “Swapan is a focused, results driven individual who will provide the expertise required as Intercept moves forward with its planned expansion and growth into North Dakota.”

Intercept further announces the granting of 1,200,000 stock options at a price of $0.05 per common share to an officer of the Company.  As per the Company's Stock Option Plan, the options granted will be exercisable until June 18, 2019 and will be subject to vesting provisions.  Grant of the options is subject to the approval of the TSX Venture Exchange.

INTERCEPT ENERGY SERVICES INC. (http://interceptenergy.ca)
Intercept Energy Services Inc. is an oilfield service company primarily focused on servicing oil and gas companies, including their fracking operations.  The Company operates a growing number of proprietary, highly efficient and economical water heating units in Western Canada and North Dakota making our technology the safest and most environmentally friendly heating units available.

For More information please contact

RANDY HAYWARD, PRESIDENT	or	BUCHALTER CONSULTING
Phone: 250-247-8689 or 604-687-8855		Toll free 1 866 631 6537
rhayward@interceptenergy.ca		stan.buchalter@buchalterconsulting.ca

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Phone: 604-687-8855